# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: AURA BIOSCIENCES, INC., CIK 0001501796
CUSIP: 05153U107
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 80 Guest Street, Boston, Massachusetts (MA), 02135
Date of event which requires filing of this statement: 12/24/2024
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0001602716

## Reporting persons
- LONG FOCUS CAPITAL MANAGEMENT, LLC: type of reporting person: non-U.S. institution (FI); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 2,507,774; sole dispositive power 0; shared dispositive power 2,507,774; aggregate amount beneficially owned 2,507,774 (3.6% of the class)
- LONG FOCUS CAPITAL MASTER, LTD.: type of reporting person: non-U.S. institution (FI); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); sole voting power 0; shared voting power 1,782,997; sole dispositive power 0; shared dispositive power 1,782,997; aggregate amount beneficially owned 1,782,997 (3.6% of the class)
- CONDAGUA, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 724,777; sole dispositive power 0; shared dispositive power 724,777; aggregate amount beneficially owned 724,777 (1.4% of the class)
- JOHN HELMERS: type of reporting person: individual (IN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 2,507,774; sole dispositive power 0; shared dispositive power 2,507,774; aggregate amount beneficially owned 2,507,774 (5.7% of the class)
- GLENN HELMERS: type of reporting person: individual (IN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 724,777; sole dispositive power 0; shared dispositive power 724,777; aggregate amount beneficially owned 724,777 (1.4% of the class)

## Item 1. Issuer
Name of issuer: AURA BIOSCIENCES, INC.
Address of issuer's principal executive offices: 80 Guest Street, Boston, MA 02135

## Item 2. Person Filing
Name of person filing:
LONG FOCUS CAPITAL MANAGEMENT, LLC LONG FOCUS CAPITAL MASTER, LTD. CONDAGUA, LLC
JOHN HELMERS
GLENN HELMERS
Address of principal business office or, if none, residence:
207 CALLE DEL PARQUE
A&M TOWER, 8TH FLOOR SAN JUAN, PR 00912
Citizenship:
Long Focus Capital Management, LLC, a Delaware single member limited liability company; Long Focus Capital Master, LTD., a Cayman Islands limited company;
Condagua, LLC, a Delaware single member limited liability company; John Helmers, a United States citizen; and
Glenn Helmers, a United States citizen.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA)

## Item 4. Ownership
Amount beneficially owned:
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

The information required by Items 4(a) - (c) is set forth in Rows (5) - (11) of the cover page for each Reporting Person hereto and is incorporated herein by reference for each Reporting Person. Such information is as of the close of business on December 24, 2024.

Long Focus Capital Management, LLC, John B. Helmers, and A. Glenn Helmers directly own no Common Stock. Pursuant to an investment management agreement, Long Focus Capital Management, LLC maintains investment and voting power with respect to the securities held by Long Focus Capital Master, Ltd. John B. Helmers controls Long Focus Capital Management, LLC, and has investment
Percent of class: Long Focus Capital Management, LLC, John Helmers, and Glenn Helmers directly own no Common Stock. Pursuant to an investment management agreement, Long Focus Capital Management, LLC maintains investment and voting power with respect to the securities held by Long Focus Capital Master, Ltd. John Helmers controls Long Focus Capital Management, LLC, and has investment and voting power with respect to Condagua, LLC. Glenn Helmers controls Condagua, LLC.
Sole power to vote or to direct the vote: Not Applicable.
Shared power to vote or to direct the vote: Not Applicable.
Sole power to dispose or to direct the disposition: Not Applicable.
Shared power to dispose or to direct the disposition: Not Applicable.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification:
(a) The following certification shall be included if the statement is filed pursuant to ??240.13d-1(b):

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

(b) The following certification shall be included if the statement is filed pursuant to ??240.13d-1(c):

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

By signing below I certify that, to the best of my knowledge and belief, the foreign regulatory scheme applicable to LONG FOCUS CAPITAL MANAGEMENT, LLC is substantially comparable to the regulatory scheme applicable to the functionally equivalent U.S. institution(s). I also undertake to furnish to the Commission staff, upon request, information that would otherwise be disclosed in a Schedule 13D.

## Signatures
- LONG FOCUS CAPITAL MANAGEMENT, LLC: /s/ John Helmers, John Helmers/Managing Member (01/03/2025)
- LONG FOCUS CAPITAL MASTER, LTD.: /s/ John Helmers, John Helmers/Managing Member (01/03/2025)
- CONDAGUA, LLC: /s/ Glenn Helmers, Glenn Helmers/Managing Member (01/03/2025)
- JOHN HELMERS: /s/ John Helmers, John Helmers (01/03/2025)
- GLENN HELMERS: /s/ Glenn Helmers, Glenn Helmers (01/03/2025)